Oleksandr Krotenko, Executive MBA candidate · 3rd

Global Business Operations and Strategy Executive

San Francisco, California, United States · Contact info

500+ connections

University of California, Berkeley, Haas School of Business

Experience

Chief Operating Officer
SolarGaps - Solar Panel Window Blinds · Full-time
Sep 2021 – Present · 3 mos
San Francisco, California, United States

SolarGaps are smart blinds that automatically track the sun and generate electricity from its energy. Simply plug in SolarGaps and solar energy starts to power all devices in your home. With SolarGaps, you produce your own electricity to save on the electricity bills. With our smartphone app, you can monitor and control SolarGaps from anywhere in the world.

Advisor
Revenue Grid
Sep 2020 – Present · 1 yr 3 mos
Mountain View, California, United States

Advise Revenue Grid, which is an AI guided SAAS selling platform that nudges sales teams, on the actions that bring the best results, show deals at risk, and prioritize tactics with the greatest impact. For over 15 years Revenue Grid has been leading the market of data integration, where it has earned global recognition helping sales teams of any size ...see more

REVENUEGRI
Revenue Intelligence Platform 🔗 | **Revenue Operations and Intelligence...**

Consul
Consulate General of Ukraine · Full-time
Feb 2014 – Aug 2020 · 6 yrs 7 mos
San Francisco, California, United States

Aligned strategic objectives with key stakeholders, including S&P 500 executives, Silicon Valley startups, regional leaders and government agencies to unlock strategic opportunities for mid- and long-term growth. Engaged in building, managing and strengthening of trusted partnerships to support business objectives. Developed business operations imple ...see more

First Secretary | Senior Business Operations Director
Ministry of Foreign Affairs of Ukraine · Full-time
Jun 2009 – Feb 2014 · 4 yrs 9 mos

Evaluated industry growth trends and developed international business operations strategies. Implemented business plan on launching new partnerships with foreign businesses at regional and international forums. Structured and negotiated custom agreements with win-win incentives and balanced terms. Communicated and collaborated with cross-functio ...see more

Vice Consul | International Business Operations Manager
Embassy of Ukraine · Full-time
Jun 2004 – May 2009 · 5 yrs
Bangkok City, Thailand

Consulted senior executives on the most promising sales strategies with businesses in Thailand, Myanmar, and Laos, and facilitated building strong entrepreneurial relationships. Articulated customer & product requirements in collaboration with sales, marketing, technical and financial stakeholders, taking into consideration overall strategy and objective: ...see more

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Education

University of California, Berkeley, Haas School of Business
Executive MBA
2021 – 2023

City College of San Francisco
International Business Certificate, Global Trade
2017 – 2021

Taras Shevchenko National University of Kyiv
Master's degree, International Law
1997 – 2002
Activities and Societies: International Law Association of Ukraine

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